SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UCP HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

90265X108

   (CUSIP Number)

Erdogan Cetin

14 Wall Street, 20th Floor

New York, NY 10005

(212) 618-1312

 With Copies To:

Centarus Legal Services, PC

1821 Walden Office Square, Suite 400, Schaumburg, IL 60173

Attention: Louis Amatucci Esq.

Tel: 866-312-5711

Facsimile: 847-232-3370

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 90265X108	13D

1	NAME OF REPORTING PERSONS

Erdogan Cetin
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Turkey
	7	SOLE VOTING POWER

67,775,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

67,775,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,775,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

89.18%*
14	TYPE OF REPORTING PERSON

IN

(1) A portion of 31,275,000 of the shares referred held by Universe Capital Partners LLC (“UCP”). Mr. Cetin is the Managing Member of UCP.

* Based on 76,000,000 shares of common stock outstanding as of January 2, 2014.

Item 5. Interest in Securities of the Issuer.

(a)

As of the date hereof, Mr. Cetin beneficially owns 67,775,000 shares of the Issuer’s common stock, which represents approximately 89.18% of the Issuer’s common stock.

31,275,000 of these shares are being held directly by UCP.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 67,775,000 shares of common stock of the Issuer.

(c)

On December 31, 2013, The Issuer has transferred an aggregate of 36,500,000 shares of common stock of the Issuer to the Reporting Person pursuant to the definitive provisional arrangements and conditions that have been set forth in a share exchange agreement dated December 30, 2013 in exchange for 2,040,000,000 shares of common stock of Kapital Yonetim Hizmet Ve Gayr. Yat. San. Tic. Ltd. Sirketi. Except as set forth in this Item 5(c), the Reporting Person have not effected any transaction in securities of the Issuer with the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)

To the best knowledge of Reporting Person, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 67,775,000 shares of common stock reported in Item 5(a).

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2014

/s/ Erdogan Cetin
Erdogan Cetin